                                                                    EXHIBIT 12.1


                       RATIO OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense on all indebtedness (whether paid or accrued plus discount amortization), amortization of deferred debt issuance costs and original issue discount, the interest component of all payments associated with capital lease obligations, and one-third of the rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.

                                            For the Year Ended      For the Six Months
                                               December 31,           Ended June 30,
                                        -------------------------  --------------------
                                          1999    2000    2001       2001        2002
                                         ------  ------  ------     -----       -----
Earnings:
  Income (loss) before taxes .........   (2,496) (10,456)  5,276       (652)    (3,636)
  Fixed charges - Interest expense ...   18,106   23,536  18,828     10,511      8,995
                                         ------  -------  ------     ------     ------
    Total earnings ...................   15,610   13,080  24,104      9,859      5,359
                                         ======   ======  ======     ======      =====
Fixed Charges:
  Interest Expense ...................   18,106   23,536  18,828     10,511      8,995
                                         ======   ======  ======     ======      =====
Ratio of earnings to fixed charges ...      0.9      0.6     1.3        0.9        0.6
                                         ======   ======  ======     ======      =====